Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-234663

November 13, 2019

NEWS RELEASE

Contact:	Deric Eubanks	Jordan Jennings	Joseph Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

BRAEMAR HOTELS & RESORTS FILES REGISTRATION

STATEMENT FOR NON-TRADED PREFERRED EQUITY

DALLAS, November 13, 2019 — Braemar Hotels & Resorts Inc. (NYSE: BHR) (“Braemar” or the “Company”) announced today that it has filed a registration statement with the Securities and Exchange Commission (“SEC”) for a Series E Redeemable Preferred Equity security (“Non-Traded Preferred Equity”).  The registration statement provides for issuance of Non-Traded Preferred Equity in a primary offering over the course of up to three years from the effective date.  Subject to market conditions, the Company expects to raise approximately $100 million in the second half of 2020 and an additional approximately $250 million over the following years (subject to increase by another $150 million).  The Non-Traded Preferred Equity is expected to have an annual dividend yield of 6.50%, and the Company will also offer a Dividend Reinvestment Plan (“DRIP”) for investors in the Non-Traded Preferred Equity, which may reduce the annual cash dividend payout by the Company.  We estimate that between thirty and fifty percent of investors will elect to be paid in additional securities rather than cash.  The filed registration statement provides for this potential future issuance of DRIP securities.  The registration statement is subject to review by the SEC.  Subject to such SEC review and other conditions, the Company expects to commence issuing limited amounts of the Non-Traded Preferred Equity late in the second quarter of 2020.

“We are pleased to announce the filing of the S-3 for the potential future offering of Non-Traded Preferred Equity,” commented Richard J. Stockton, Braemar’s President and Chief Executive

Officer.  “We believe this offering will provide the opportunity to raise inexpensive capital slowly over time for growth over the next three to four years from today.  Subject to future market conditions, we believe this security will provide an attractive cost of capital and allow us to accretively grow our portfolio.”   He continued, “We have structured this security to have common equity-like terms and features, providing a low all-in cost of capital that can be used to provide accretive growth for our common stockholders. Given the potential low cost of capital and our successful track record of identifying and acquiring luxury hotels at attractive yields and optimizing the performance of the hotels under our ownership, we believe this additional capital source can provide a competitive advantage for our platform.  Further updates on our progress in respect of this capital raising effort will be disclosed in our quarterly SEC filings and discussed on our quarterly earnings conference calls in due course.”

The issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-970-8929.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release does not constitute an offer to sell the securities and is not soliciting an offer to buy the securities in any state or jurisdiction in which such an offer or solicitation would be unlawful.

Braemar Hotels & Resorts is a real estate investment trust (REIT) focused on investing in luxury hotels and resorts.

Ashford has created an Ashford App for the hospitality REIT investor community.  The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements in this press release include, among others, statements about the expected terms, size and timing of the offering.  These forward-looking statements are subject to risks and uncertainties.  When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements.  Such statements are subject to numerous assumptions and uncertainties, many of which are outside Braemar’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition.  These and other risk factors are more fully discussed in Braemar’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release.  Investors should not place undue reliance on these forward-looking statements.  We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

-END-